Exhibit 99.5

TMX, NYSE – HBM

2012 No. 24

Hudbay Releases Third Quarter 2012 Results

Highlights

•                  Production of all metals in concentrate and unit operating costs remain in line with full year guidance.

•                  Third quarter operating cash flow before stream deposit and change in non-cash working capital decreased to $21.5 million, mainly due to the planned permanent closure of Trout Lake in June 2012 and unusually high sales volumes in the same period of 2011 when excess inventory was drawn down.

•                  First ore produced at Lalor in the quarter; commercial production from the ventilation shaft expected in the second quarter of 2013.

•                  US$1.5 billion Constancia copper project commenced full construction, with board approval granted in August 2012.

•                  US$1.25 billion of capital secured through long-term bond financing and precious metals stream to fund development projects.

•                  Three drills targeting resource expansion at Pampacancha and exploration at Chilloroya.

Toronto, Ontario, November 1, 2012 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its third quarter 2012 financial results. In the third quarter of 2012, Hudbay recorded a loss and loss per share of $6.1 million and $0.03, respectively, compared to a loss of $41.1 million and $0.23, respectively, in the third quarter of 2011.

The third quarter of 2012 loss was affected by the following significant items, which Hudbay does not view as part of its core operations:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)
Impairments and mark-to-market adjustment related to junior mining investments	(3.5)	(3.5)	(0.02)
Transaction costs related to precious metals stream transaction and senior unsecured notes	(3.4)	(2.5)	(0.01)
Foreign exchange losses	(13.5)	(12.1)	(0.07)

Also affecting earnings in the third quarter of 2012 were provisional pricing adjustments, which resulted in an increase to Hudbay’s revenue of $5.4 million ($3.3 million after-tax, or $0.02 per share) as a result of the increase in copper, gold and silver prices during the quarter, together with gains of $4.2 million ($3.1 million after-tax, or $0.02 per share) on forward zinc purchase contracts related to fixed price customer sales due to an increase in zinc prices during the quarter.

The loss in the third quarter of 2011 included a loss on non-core asset disposals of $28.4 million and non-recurring deferred tax expenses of $26.9 million.

“Our year-to-date production and performance remains within expectations,” said David Garofalo, Hudbay’s president and chief executive officer. “The consistency of our underlying business in northern Manitoba coupled with the US$1.25 billion of capital secured in the third quarter, has allowed Hudbay to advance its plans for significant growth in copper, gold and zinc production over the next three years from three new mines now under construction.”

Financial and Operating Results

Total revenue for the third quarter of 2012 was $144.6 million, $67.7 million lower than the same quarter in 2011, mainly due to lower sales volumes compared to the third quarter of 2011, when we drew down on unusually high copper concentrate inventory, as well as reduced gold sales volumes in the third quarter of 2012 compared to production volumes. Year-to-date 2012 revenue was $521.6 million, $114.9 million lower than the same period in 2011, mainly as a result of lower sales volumes and lower metals prices.

Third quarter 2012 ore production at our Manitoba business was 20% lower than the prior year’s third quarter due to the planned permanent closure of the Trout Lake mine in June 2012, offset partly by the start of production at Lalor. Overall mine operating costs per tonne were 15% lower than the prior year’s quarter as reduced development at the Chisel North mine, which permanently ceased operations as planned in September 2012, was only partly offset by higher costs at 777.  In addition, as expected, the operating cost per tonne of ore processed at the Flin Flon and Snow Lake concentrators increased in the third quarter of 2012 as a result of the decrease in tonnage processed from the now closed Trout Lake and Chisel North mines. Contained metal in concentrate production and unit operating costs for our mines and concentrators remain in line with full year guidance.

Cash Flows

Operating cash flow before stream deposit and change in non-cash working capital was $21.5 million for the third quarter of 2012, a $42.9 million decrease compared with the same period in 2011 mainly as a result of lower sales volumes. Year-to-date 2012 operating cash flows before stream deposit and change in non-cash working capital were $133.2 million, reflecting a decrease of $34.9 million from the same period in 2011 mainly as a result of lower realized prices and lower sales volumes.

Cash and cash equivalents increased by $788.9 million during the quarter to $1,499.0 million as at September 30, 2012. This increase was mainly driven by receiving net proceeds of $475.6 million for the issuance of senior unsecured notes and an initial payment of $491.6 million related to the US$750 million precious metals stream transaction. The company also invested over $150 million in its growth initiatives during the period.

Lalor Starts Production

The company has invested approximately $305 million of the $704 million capital construction budget for its wholly owned Lalor project near Snow Lake, Manitoba, to September 30, 2012 and has entered into an additional $76 million in commitments for the project.

During the third quarter of 2012, Hudbay commissioned the hoisting system in the main ventilation shaft, which is now capable of hoisting 1,400 tonnes of combined ore and waste per day.  First ore production from the base metal lens #10 began in August, and to the end of September Hudbay had hoisted over 14,000 tonnes of ore. Underground mobile equipment was delivered during the quarter and Hudbay is now in the process of commissioning the fleet. The Chisel North workforce has been transitioned to Lalor and has established ore faces on the 810 and 825 metre levels. The contractor is continuing to ramp from the 840 metre level to the 910 metre level and will develop to the 910 metre production shaft station.

The main production shaft is now sunk to approximately 325 metres and is 33% completed. Water bearing seams slowed its advance in September; however, the shaft has progressed beyond the level where water seepage occurred and the advance is continuing.

Lalor ore will be processed at the nearby Snow Lake concentrator until completion of the production shaft and new concentrator, which is expected in late 2014. A new copper flotation circuit was installed in the Snow Lake concentrator to maximize copper recoveries from Lalor ore until processing shifts to the new concentrator. The first full year of production from the main production shaft is expected in 2015.

Basic engineering for the new concentrator is ongoing with value engineering reviews and design optimization underway. Hudbay has placed orders for the surface crusher and the SAG and ball mills and delivery of these items remains on schedule.

Hudbay has submitted an application for an Environmental Act licence for the Lalor mine, which will allow for production from the main production shaft. The company expects to submit applications for Environmental Act licences for the new concentrator and tailings facility expansion in the fourth quarter of 2012 and the fourth quarter of 2013, respectively.

Given the nature of the Lalor project, Hudbay expects to refer to two phases of the Lalor project when determining commercial production for accounting purposes. The first phase of the project is expected to include the main ventilation shaft and associated surface and underground workings that will contribute to the production of ore between 2012 and 2014. Hudbay expects to achieve commercial production for accounting purposes for the first phase in the second quarter of 2013. The second phase of the project is expected to include the main production shaft and the new Lalor concentrator, and the company expects to achieve commercial production for accounting purposes for the second phase in the first half of 2015.

Reed Copper Project Development Progressing on Schedule

During the third quarter, Hudbay’s focus for its 70% owned Reed copper project near Flin Flon, Manitoba was the completion of the portal trench excavation.  Of the company’s $72 million capital construction budget for Reed, the company has invested approximately $16 million on the project to September 30, 2012 and has entered into an additional $13 million in commitments for the project.

Hudbay has completed the installation of the new office and dry complex, installed power to the ramp and site via onsite diesel generators, poured the foundations for the shop and warehouse, and installed a ventilation fan, silencers and heater at the portal in preparation for ramp development and onset of winter conditions.

The company’s workforce of development miners, electricians and mechanics are staying at an onsite camp. Necessary materials and mobile equipment for initial ramp development is onsite, and the first portal development round was taken in October. Hudbay is in the process of preparing the Environmental Act licence application for the Reed copper project and plans to submit it to the provincial government in the fourth quarter of 2012.

The project is on schedule and Hudbay expects initial production at the Reed copper project by the fourth quarter of 2013 and full production of approximately 1,300 tonnes per day by the first quarter of 2014.

Construction Commences at Constancia

On August 8, 2012, Hudbay’s board of directors approved a US$1.5 billion investment in Hudbay’s 100% owned Constancia copper project in Peru. The Constancia development schedule contemplates nine quarters of construction, with initial production in late 2014 and full production commencing in the second quarter of 2015.

Of the company’s US$1.5 billion capital construction budget, the company has invested approximately US$154 million on the project to September 30, 2012 and has entered into an additional US$322 million in commitments for the project.

Front-end engineering and design work at Constancia is complete. The principal beneficiation concession (construction permit) was granted in June 2012 and other required permits are expected in the ordinary course. Site activity to date includes completion of a 2,100 bed camp, which is scheduled to expand to 3,000 beds by the end of 2012 to accommodate peak construction needs. Mobilization of the EPCM contractor is complete and the plant site earthworks are underway.  Hudbay’s major earthworks contractor has mobilized and is currently constructing the tailings management facility, haul roads and water diversion infrastructure.  Hudbay has also awarded a contract for the concrete installation for the plant construction.  Geotechnical drilling and sampling is complete. Modeling of updated hydrogeological testing is continuing and an updated model is expected in November 2012.

Major long lead items are secured and include mills, crushers, flotation cells, pumps, regrind mills and mine equipment, including trucks, shovels and drills. Bids have been received from multiple electrical power providers and costs and availability are expected to fall within operating cost budget assumptions.  In addition, a contract was executed for the construction of the 70 kilometre power transmission line from Tintaya.  The principal port operator has provided assurances that the concentrate shipments can be accommodated and discussions are currently focused on optimizing the storage and loading methodologies.

In accordance with agreements entered into with local communities, relocation of affected families is underway with the construction of new housing in progress. Construction of homes for the 14 families that are scheduled to be moved from the project site later this year is advancing. The remaining 22 families are scheduled to be relocated during 2013.

Constancia Exploration Update

Exploration is ongoing at the Constancia project with three diamond drills. Two drills are concentrated on infill drilling and step out drilling at Pampacancha.

The objective of this drilling campaign is to expand the current resource outside the known reserve pit shell. To date, this strategy has yielded positive results including step out drill hole PO-12-120, which intersected 2.03% copper and 0.88 g/t gold over 60.4 metres at a location approximately 50 metres (horizontal distance) to the west of the established resource. Step out drill hole PO-12-110, grading 0.59% copper and 0.33 g/t gold to the east, demonstrates the deposit can also be better defined to the east. Expansion of the known reserves at Pampacancha will provide Hudbay with an opportunity to further optimize the mine plan with enhanced grades in the early years of production. Some infill drilling is also being conducted to provide necessary information for mine optimization opportunities.

A third drill has been testing the Chilloroya South skarn target and geophysical anomaly. Favourable geology has been intersected in several drill holes, showing various thicknesses of mineralized skarn. Compilation of data from this exploration program is underway and assays are pending.

A total of 7,372 metres were drilled in the third quarter of 2012 and drilling with three drills is scheduled to continue for the remainder of the year, concentrating on resource expansion and exploration targets.

Highlights from the drill program at Pampacancha are as follows:

Area	Hole	Core Length (m)	From (m)	To (m)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu Eq(1)(%)
Pampacancha	PO-12-110	13.90	25.50	39.40	0.59	0.01	0.33	9.17	0.95
	PO-12-111	19.40	124.30	143.70	1.42		0.94	10.25	2.09
	PO-12-112	34.50	4.25	38.75	0.29		0.45	2.31	0.60
		16.90	46.00	62.90	0.37	0.03	0.50	1.35	0.81
		23.30	160.40	183.70	0.38		0.15	6.15	0.57
		18.35	263.30	281.65	0.32		0.06	6.25	0.45
	PO-12-113	17.10	10.00	27.10	0.52	0.03	0.13	4.81	0.77
	PO-12-114	No significant mineralization
	PO-12-115	55.00	55.00	110.00	0.63	0.03	0.25	4.24	0.96
		19.20	271.80	291.00	0.53		0.23	12.59	0.81
	PO-12-116	No significant mineralization
	PO-12-118	No significant mineralization
	PO-12-120	60.40	153.05	213.45	2.03		0.88	13.61	2.70
	Included	48.85	155.00	203.85	2.39		0.90	14.10	3.08

(1) Calculated using commodity prices of US$1,100/oz Au, US$22.00/oz Ag, US$2.75/lb Cu and US$13.00/lb Mo. Copper cut-off reported as 0.2%. Composited intersections are reported as core length and do not represent true width.

Hole	East	North	Elevation	Azimuth	Dip	Total Depth
PO-12-110	204,842	8,397,448	4272.00	270	-80	216.70
PO-12-111	204,429	8,397,578	4256.80	80	-75	172.90
PO-12-112	204,696	8,397,501	4321.80	90	-85	407.25
PO-12-113	204,791	8,397,505	4303.20	90	-85	167.05
PO-12-114	204,799	8,397,602	4327.70	90	-85	127.25
PO-12-115	204,691	8,397,455	4313.70	90	-85	341.85
PO-12-116	204,722	8,397,550	4332.50	90	-80	348.10
PO-12-118	204,552	8,397,448	4293.20	100	-85	300.50
PO-12-120	204,534	8,397,485	4288.80	95	-75	291.85

Note: Collar coordinates, National Grid UTM coordinates based on the Provisional South America 1956 (PSAD56) datum 19S

Key Financial Results

	Three Months Ended September 30		Nine Months Ended September 30
($000s except per share and cash cost amounts)	2012	2011	2012	2011
Revenue	144,659	212,335	521,555	636,503
Profit before tax	4,960	37,473	28,814	139,212
(Loss) profit from continuing operations	(6,138)	(16,052)	(28,608)	40,910
Basic and diluted loss per share(1)	(0.03)	(0.23)	(0.15)	(1.14)
Loss for the period	(6,138)	(41,083)	(28,608)	(197,874)
Operating cash flow(2)	21,487	64,430	133,187	168,119
Operating cash flow per share(3)	0.12	0.37	0.77	1.01
Cash cost per pound of copper sold(3)	0.75	0.74	0.75	0.41
Cash and cash equivalents	1,498,981	899,077 (4)	1,498,981	899,077	(4)
Total assets	3,448,967	2,448,820 (4)	3,448,967	2,448,820	(4)

(1)Attributable to owners of the company

(2)Before stream deposit and change in non-cash working capital.

(3)Refer to “Non-IFRS Financial Performance Measures” at the conclusion of this news release.

(4)As at December 31, 2011

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash costs per pound of copper sold are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of by-product cash costs, they help investors assess the company’s overall costs of metal production and compare those costs to those of other base metal producers. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents Hudbay’s calculation of operating cash flow per share for the three and nine months ended September 30, 2012 and September 30, 2011.

	Three Months Ended		Nine Months Ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
($000s except share and per share amounts)	2012	2011	2012	2011
Operating cash flow before stream deposit and change in non-cash working capital	21,487	64,430	133,187	168,119
Weighted average shares outstanding	171,965,924	171,905,912	171,955,741	166,490,423
Operating cash flow per share	0.12	0.37	0.77	1.01

Cash cost per pound of copper sold

In the current quarter, Hudbay has introduced cash costs per pound of copper sold, calculated using the by-product method, as a new non-IFRS measure. This measure replaces Hudbay’s previous disclosure of co-product costs of copper, zinc and gold as the 777 precious metal stream transaction would have significantly changed the allocation of costs among the three metals in a way that would have made the resulting co-product cost calculations less meaningful for investors compared to by-product cash costs, which do not require the allocation of costs.

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
	2012	2011	2012	2011
Cash cost per unit sold
$/lb
Mining, milling, concentrating	1.05	1.15	1.04	1.12
On-site admin and general expenses	0.34	0.24	0.31	0.27
Cost to concentrate	1.39	1.39	1.35	1.39
Treatment and refining	0.13	0.20	0.16	0.20
Freight and distribution	0.29	0.31	0.27	0.28
Other	(0.04)	0.02	0.01	0.01
Downstream costs	0.38	0.53	0.44	0.49
Net by-product credits	(1.02)	(1.18)	(1.04)	(1.47)
Cash cost per pound of copper sold	0.75	0.74	0.75	0.41

Reconciliation to Income Statement
(000’s)
Cost of sales - mine operating costs	81,657	120,790	310,290	341,725
Treatment and refining	3,973	9,587	17,180	25,242
Byproduct revenues	(74,724)	(99,180)	(275,097)	(323,940)
	10,906	31,197	52,373	43,027

Indirect costs(1)
Share based payment	(621)	91	(872)	(247)
Impairments	4,635	(5,351)	3,130	(5,351)
Demolition and rehabilitation	(47)	(1,130)	(129)	(1,779)
Subtotal - cash costs	14,873	24,807	54,502	35,650
Copper sales (000s lbs)	19,788	33,556	72,269	86,036
Cash cost per unit sold	0.75	0.74	0.75	0.41

(1)Indirect costs in cost of sales - mine operating costs

Hudbay’s cash cost per pound of copper sold in the third quarter of 2012, was $0.75, compared to $0.74 in the same period in 2011. Mining, milling and concentrating costs per pound sold were lower in the third quarter of 2012 compared to the same period in 2011 as a result of lower mine costs at Hudbay’s Chisel North mine.  The remaining tonnage in this mine was located in pillars in areas that were well developed and the method used to extract the ore was low cost.  On site administration and general expenses were higher on a per unit basis primarily as a result of decreased units sold. Net by-product credits are lower primarily as a result of timing of the recognition of gold and silver revenue as a result of the precious metals stream transaction with Silver Wheaton.

Hudbay’s cash cost per pound of copper sold year-to-date 2012 was $0.75, compared to $0.41 for the same period in 2011. Mining, milling and concentrating costs per pound sold were lower year-to-date 2012 compared to year-to-date 2011 as a result of lower mine costs at Hudbay’s Chisel North and Trout Lake mines.  At Hudbay’s Trout Lake mine, development costs were lower, the company needed less ground control work, used fewer consumables and transitioned fixed cost labour resources to the 777 North expansion and 777 mine.  At Hudbay’s Chisel North mine, the mining method used to extract the ore was lower cost compared to 2011.  On site administration and general expenses were higher on a per unit basis primarily as a result of decreased units sold.

Net by-product credits were lower primarily due to realized lower zinc realized prices, the sale of scrap copper-bearing material in the first quarter of 2011, as well as a result of timing of the recognition of gold and silver revenue as a result of the precious metals stream transaction with Silver Wheaton.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/HUDBQ3MDA2012.pdf

Financial Statements:

http://media3.marketwire.com/docs/HUDBQ3FS2012.pdf

Conference Call and Webcast

Date:	Friday, November 2, 2012

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-644-3415 or 877-974-0445

Replay:	416-640-1917 or 877-289-8525

Replay Passcode:	4570601#

The conference call replay will be available until midnight (Eastern Time) on November 16, 2012. An archived audio webcast of the call also will be available on Hudbay’s website.

Qualified Person

The technical and scientific information in this news release has been approved by Cashel Meagher, P. Geo., Hudbay’s Vice-President, South America Business Unit, a qualified person pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects.

Quality Control and Data Verification

Details regarding verification of data, including sampling, analytical and test data underlying the information herein, is based on the same process contained in the technical report titled “Constancia Project Technical Report”, dated February 21, 2011, available under Norsemont Mining Inc.’s profile at www.sedar.com.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’ ‘‘occur’’ or ‘‘be achieved’’ or ‘‘will be taken’’ (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, continued production at Hudbay’s 777 and Lalor mines, continued processing at Hudbay’s Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, Hudbay’s ability to develop its Lalor, Constancia and Reed projects and the anticipated scope of, cost of and development plans for, these projects, anticipated timing of Hudbay’s projects and events that may affect our projects, Hudbay’s expectation that it will receive the remaining US$250 million deposit payment under the precious metals stream transaction with Silver Wheaton Corp., the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by it in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals Hudbay produces;

•                  the volatility of commodity prices;

•                  the volatility in foreign exchange rates;

•                  the supply and availability of concentrate for Hudbay’s processing facilities;

•                  the supply and availability of reagents for Hudbay’s concentrators;

•                  the availability of third party processing facilities for Hudbay’s concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the availability of financing for Hudbay’s exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect our ability to develop its projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

•                  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding its Constancia project;

•                  no significant unanticipated challenges with stakeholders at our various projects;

•                  no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•                  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  any assumptions related to taxes, including, but not limited to current tax laws and regulations; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of Hudbay’s projects, depletion of Hudbay’s reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments, as well as the risks discussed under the heading “Liquidity and Capital Resources” in Hudbay’s MD&A dated November 1, 2012 and the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form, Form 40-F and MD&A dated August 14, 2012.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7.

Under Securities and Exchange Commission (the “SEC”) Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”.

In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined.

It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of Hudbay’s annual information form for the fiscal year ended December 31, 2011, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in Hudbay’s Form 40-F filed on April 2, 2012 (File No. 001-34244).

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found onwww.hudbayminerals.com.

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com